Management's Discussion and Analysis

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport Fuel Systems”, the “Company”, “we”, “us”, “our”) for the three and nine months ended September 30, 2019 provides an update to our annual MD&A dated March 19, 2019 for the fiscal year ended December 31, 2018. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2018 and our unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019. Our interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the U.S. dollar. This MD&A is dated as of November 7, 2019.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the orders or demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, availability of funding and funding requirements, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to revenue growth, operating results, liquidity, industry and products, general economy, including fluctuating foreign exchange rates, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, Cartesian financing, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, price differential between natural gas and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, changing environmental regulations, including changes to climate change, greenhouse gas, and other laws and regulations, exposure to factors beyond our control, as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by applicable legislation.

Management's Discussion and Analysis

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport Fuel Systems does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW AND GENERAL DEVELOPMENTS

Westport Fuel Systems is a global company focused on engineering, manufacturing, and supply of alternative fuel systems and components for transportation applications. Our diverse product offering sold under a wide range of established brands enables the deployment of a range of alternative fuels offering environmental and economic advantages, including liquid petroleum gas ("LPG"), compressed natural gas ("CNG"), liquid natural gas ("LNG"), renewable natural gas ("RNG"), and hydrogen. We supply our products and services through a network of distributors and to original equipment manufacturers ("OEMs") and we provide delayed OEM ("DOEM") services. In total, we have customers in more than 70 countries. Today, our products and services are available for passenger car, light, medium and heavy-duty truck, cryogenic, and hydrogen applications.

Westport Fuel Systems is well positioned to increase revenues and market share as new stringent environmental regulations mandating greenhouse gas emission reductions have been introduced in key markets around the world. We are leveraging our market-ready products and customer base to capitalize on these opportunities. In addition to our operational competency in well-established transportation markets, our development of new technologies provides us a technology leadership position in gaseous fuel systems and components which is expected to drive future growth. Westport Fuel Systems has a track record of innovation, specialized engineering capabilities, and a deep patent portfolio resulting in a strong intellectual property position.

The majority of our revenues are generated through the following businesses:

•
Independent aftermarket (“IAM”): we sell systems and components, primarily through a global network of distributors and across a wide range of brands, that consumers can purchase and have installed onto their car to enable passenger cars to use LPG or CNG fuels in addition to gasoline.

•
DOEM: we directly or indirectly convert new passenger cars for OEMs or importers, to address local market needs when a global LPG or CNG bi-fuel vehicle platform is not available directly from the OEM.

•	Light-duty OEM: we sell systems and components to OEMs that are used to manufacture new, direct off the assembly line LPG or CNG-fueled vehicles.

•
Heavy-duty OEM: we sell High Pressure Direct Injection ("Westport HPDI 2.0™" or "HPDI") systems and components to Engine OEMs and Commercial Vehicle OEMs. Our fully integrated Westport HPDI 2.0™ system powered primarily by natural gas matches the power, torque, and fuel economy benefits found in traditional compression ignition engines using only diesel fuel resulting in reduced greenhouse gas emissions, and the capability to cost-effectively run on renewable fuels.

During 2018, two significant milestones were achieved with respect to our HPDI product. First, in the opening months of the year our European OEM launch partner commercially launched heavy duty trucks incorporating HPDI 2.0™ technology, and these truck models are available and on the road in Europe today. Then in August 2018, Westport entered into definitive development and supply agreements with Weichai Westport Inc. ("WWI") to develop, market, and commercialize a heavy-duty, natural gas engine featuring the Westport HPDI 2.0™ technology, based on one of Weichai Power Co., Ltd.'s ("Weichai Power") heavy-duty engine platforms. The new natural gas engine will be certified to meet China VI emissions standards and is expected to be launched in late 2019. WWI has committed to purchase Westport HPDI 2.0™ components required to produce a minimum of 18,000 Weichai Westport HPDI 2.0™ engines between the launch date and the end of 2023 (see Operating Segments of this MD&A for additional details on WWI).

During the second quarter of 2019, Westport entered into a development agreement with another OEM to apply our HPDI system to their engine for their heavy duty trucks. Development work is being conducted through the remainder of this year to complete the scope of work.

The HPDI business is in the early stages of commercial development, and, as a result, is currently generating losses. Meaningful increases in sales are expected to be required for the HPDI business to benefit from economies of scale to become profitable. We anticipate growth in volumes in 2019 and future years through sales to our initial launch partner, our supply arrangement with WWI, and additional OEMs entering into supply agreements for our HPDI technology. Gross margin and gross margin percentage from the HPDI business will vary based on product demand from OEMs, levels of development work, and foreign exchange.

Management's Discussion and Analysis

Downward pressure on margins is expected in Q4 and through much of 2020 as launch costs and volume related price discounts are only partially offset by material cost reductions.

Revenues for the three months ended September 30, 2019 increased by 15.1% to $75.4 million from $65.5 million in the third quarter of 2018, resulting from strength across our transportation businesses, but primarily as a result of increased HPDI revenue in third quarter of 2019. Strong sales during the quarter were offset by a 4% decline in the foreign exchange of the Euro to U.S. dollar as compared to the same period in 2018. Westport Fuel Systems recorded net income from continuing operations of $4.9 million for the three months ended September 30, 2019 compared to a net loss from continuing operations of $12.1 million for the three months ended September 30, 2018. The $17.0 million improvement in net income from continuing operations was a result of higher gross margin from the transportation businesses, lower operating expenses due to reduced SEC expenses, and a one-time $3.3 million credit related to the termination of repayment obligations on government contributions for prior years' technology development costs (refer to note 11 of the condensed consolidated interim financial statements), partially offset by lower earnings from Cummins Westport Inc. ("CWI"), our 50:50 joint venture with Cummins, Inc. ("Cummins").

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $11.7 million and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA", see Non-GAAP Measures section in this MD&A) were $9.4 million during the three months ended September 30, 2019 as compared to a negative $3.0 million EBITDA and positive $4.3 million Adjusted EBITDA for the three months ended September 30, 2018.

During the quarter, we announced that we had reached a settlement with the Securities Exchange and Commission ("SEC") resolving the SEC’s investigation into our compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”). Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, we agreed to pay to the SEC a total amount of $4.0 million (comprising a civil penalty of $1.5 million, a disgorgement amount of $2.3 million and prejudgment interest of $0.2 million), which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the quarter ended June 30, 2019, and also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities.

See the Regulatory Compliance section for additional details.

Management's Discussion and Analysis

LIQUIDITY AND GOING CONCERN

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time, management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about our ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements were issued. Our condensed consolidated interim financial statements have therefore been prepared on the basis that we will continue as a going concern.

At September 30, 2019, our net working capital was $52.0 million including cash and cash equivalents of $37.4 million. Long-term debt, including the royalty payable, was $62.4 million, of which $15.5 million matures or is payable in the next twelve months. For the nine months ended September 30, 2019, we recorded a loss from continuing operations of $0.5 million and net cash used in operating activities of continuing operations of $15.9 million. For fiscal year 2018, the loss from continuing operations was $40.8 million and net cash used in from operating activities of continuing operations were $27.4 million.

We continue to work towards our goals of increasing profitability and achieved improved results from operations and operating cash flows in 2018 and the first nine months of 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed us to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. The resolution of the SEC investigation will also assist us in improving our operating results going forward by redirecting management attention to strategic and operational matters, and significantly reducing legal and advisory costs related to the investigation. Lastly, we continue to examine non-core assets to determine whether it is in the best interest of ours to monetize assets or to continue to hold and invest in these assets.

Management believes that the cash on hand at September 30, 2019 and, continued improvements in operational performance will provide the cash flow necessary to fund operations over the next year to November, 2020. The ability to continue as a going concern beyond one year will be dependent on our ability to generate positive results from operations and cash flows and on its ability to finance our long term strategic objectives and operations. If, as a result of future events, we were to determine that we were no longer able to continue as a going concern, significant adjustments would be required to the carrying value of our assets and liabilities in the accompanying financial statements and the adjustments could be material.

Operating Segments

We manage and report the results of our business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for our business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way we manages our business segments. As CWI is accounted for under the equity method of accounting, an adjustment is made to reconcile the segment measures to our consolidated matters.

Transportation Business Segment

Westport Fuel Systems' Transportation segment designs, manufactures, and sells alternative fuel systems and components for transportation applications. Our diverse product offerings are sold under established global brands and utilize a broad range of alternative fuels, which have numerous environmental and economic advantages including: LPG, CNG, LNG, RNG, and hydrogen. We supply our products and services through a global network of distributors and numerous OEMs and DOEMs in more than 70

Management's Discussion and Analysis

countries. Today, our products and services are available for passenger cars, light-, medium- and heavy-duty trucks, cryogenics, and hydrogen applications.

The Transportation group includes the IAM, light-duty OEM, heavy-duty OEM and DOEM programs, electronics, current and advanced research and development programs, supply chain, and product planning activities.

CWI Joint Venture

CWI serves the medium and heavy-duty on-highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as shorthaul port drayage trucks and street sweepers. CWI is the leading supplier of natural gas engines to the North American medium and heavy-duty truck and transit bus industries.

All CWI natural gas engines are dedicated 100% natural gas engines. The fuel for CWI engines can be carried in tanks on the vehicle as CNG or LNG. All engines are also capable of operating on RNG.

CWI is a Delaware corporation owned 50% by Westport Power Inc., a wholly-owned subsidiary of Westport Fuel Systems, and 50% by Cummins. The board of directors of CWI is comprised of three representatives from each of Westport Fuel Systems and Cummins. On February 19, 2012, Westport Fuel Systems, Cummins and CWI entered into a Second Amended and Restated Joint Venture Agreement governing the operations of CWI which amended the focus of CWI's future product development investments to North American markets, including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins' North American plants.

The purpose of the joint venture is to engage in the business of developing, marketing and selling spark-ignited natural gas or propane engines for on-highway use. CWI utilizes Cummins' supply chain, back office systems and distribution and sales networks. The joint venture term is scheduled to end on December 31, 2021 and, as per the joint venture agreement, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.

Corporate Business Segment

The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties, as well as R&D expenses relating to the protection of our intellectual property, in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

WWI Joint Venture

We, indirectly through our wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), are currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities (refer to note 3(c) of the condensed consolidated interim financial statements) a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. We retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. Pursuant to a subsequent agreement dated September 6, 2019 with the Cartesian entities we have agreed, amongst other matters, not to transfer such residual equity interest without the Cartesian entities prior consent. As a result of such transactions, our residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.

We have not considered WWI a business segment since March 31, 2016 due to our reduced interest pursuant to a sale of a derivative economic interest to the Cartesian entities as noted above.

As discussed in the Business Overview and General Developments section of this MD&A, Westport Fuel Systems entered into development and supply agreements with WWI on August 28, 2018.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION

Selected Consolidated Statements of Operations Data

The following table sets forth a summary of our financial results for the three and nine months ended September 30, 2019 and September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(expressed in millions of United States dollars, except for per share amounts and shares outstanding)
Revenue	$75.4	$65.5	$231.0	$209.8
Gross margin	$17.9	$15.6	$54.4	$52.0
GM %	23.7%	23.8%	23.5%	24.8%
Net income (loss) from continuing operations	$4.9	$(12.1)	$(0.5)	$(30.4)
Net income (loss) from discontinued operations	$0.1	$9.0	$(0.2)	$8.1
Net income (loss)	$5.0	$(3.1)	$(0.6)	$(22.3)
Net income (loss) per share from continuing operations - basic and diluted	$0.04	$(0.09)	$—	$(0.23)
Weighted average basic and diluted shares outstanding	133,743,506	132,178,685	133,598,944	132,128,066

Selected Balance Sheet Data

The following table sets forth a summary of our consolidated financial position as at September 30, 2019 and December 31, 2018:

	September 30, 2019	December 31, 2018
(expressed in millions of United States dollars)
Cash and cash equivalents	$37.4	$61.1
Total assets	272.2	269.9
Long-term debt, including current portion	44.9	55.3
Long-term royalty payable, including current portion	17.4	20.9
Total liabilities	184.7	179.3
Shareholders' equity	87.5	90.7

(1)     The increase in total assets and total liabilities is primarily due to the adoption of the new leasing standard. See note 4 of our condensed consolidated interim financial statements for additional details.

Management's Discussion and Analysis

SELECTED FINANCIAL INFORMATION (continued):

Selected CWI Statements of Operations Data

The following table sets forth a summary of the financial results of CWI for the three and nine months ended September 30, 2019 and September 30, 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
(expressed in millions of United States dollars)
Total revenue	$83.1	$86.2	$259.3	$225.3
Gross margin	$22.7	$27.3	$75.8	$70.0
GM %	27.3%	31.7%	29.2%	31.1%
Net income	$10.7	$15.4	$39.7	$34.0
Net income attributable to the Company	$5.4	$7.7	$19.8	$17.0

RESULTS FROM OPERATIONS

A significant portion of our revenues are denominated in Euros and a significant portion of our expenses are denominated in Euros and Canadian dollars. The Euro and the Canadian dollar weakened approximately 4% and 1%, respectively against the US dollar in the third quarter of 2019 as compared to the same period in 2018, resulting in lower revenues and lower expenses than would have been reported with no change in exchange rates.

The following tables summarize results by segment for the three and nine months ended September 30, 2019, compared to the three and nine months ended September 30, 2018.

Revenue

Total consolidated revenues from continuing operations for the three months ended September 30, 2019 increased by $9.9 million or 15% from $65.5 million in 2018 to $75.4 million in 2019.

Total consolidated revenues from continuing operations for the nine months ended September 30, 2019 increased by $21.2 million or 10% from $209.8 million in 2018 to $231.0 million in 2019.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation	$75.4	$65.5	$9.9	15%	$231.0	$209.8	$21.2	10%
CWI	83.1	86.2	(3.1)	(4)%	259.3	225.3	34.0	15%

Transportation revenue for the three and nine months ended September 30, 2019 was $75.4 million and $231.0 million, respectively compared with $65.5 million and $209.8 million for the three and nine months ended September 30, 2018. For the three and nine months ended September 30, 2019, the OEM business increased by $11.8 million and $23.4 million, respectively. The increase in revenue was mainly driven by HPDI 2.0™ product sales which was commercially launched in 2018, and $3.2 million service revenue recognized during the current quarter from development work from an OEM. Revenue decreased by $2.0 million and $2.5 million in the IAM business for the three and nine months ended September 30, 2019, mainly due to the decrease in Euro exchange rate of 4% and 6%, respectively.

Management's Discussion and Analysis

CWI revenue for the three and nine months ended September 30, 2019 was $83.1 million and $259.3 million, respectively, compared with $86.2 million and $225.3 million for the three and nine months ended September 30, 2018, respectively. Unit sales for the three and nine months ended September 30, 2019 were 1,740 and 5,476 compared to 2,090 and 5,031 for the comparative prior year periods. The low unit sales in the third quarter of 2019 is a result of the timing of customer purchases which can fluctuate. The nine months ended September 30, 2019 unit sales were higher compared to the nine months ended September 30, 2018 due to the pre-buy activities in the fourth quarter of 2017 in advance of the 2018 on-board diagnostic compliant engines. Parts revenue increased from $23.1 million to $27.7 million and increased from $67.7 million to $87.4 million for the three and nine months ended September 30, 2019, respectively, due to the cumulative increase in the natural gas engine population in service.

Gross Margin for the three months ended September 30, 2019

Total consolidated gross margin for the three months ended September 30, 2019 increased by $2.3 million or 15% from $15.6 million in 2018 to $17.9 million in 2019.

(expressed in millions of U.S. dollars)

	Three months ended September 30,	% of	Three months ended September 30,	% of	Change
	2019	Revenue	2018	Revenue	$	%
Transportation	$17.9	24%	$15.6	24%	$2.3	15%
CWI	22.7	27%	27.3	32%	(4.6)	(17)%

Transportation gross margin increased by $2.3 million to $17.9 million for the three months ended September 30, 2019 compared to $15.6 million for the same prior year period, primarily driven by higher revenue during the current quarter. Gross margin percentage remained consistent at 24% for the three months ended September 30, 2019 and the comparative prior period. Downward pressure on margins is expected in the fourth quarter of 2019 and through much of 2020 as launch costs and volume related price discounts are only partially offset by material cost reductions.

CWI gross margin decreased by $4.6 million to $22.7 million, (gross margin percentage of 27%) from $27.3 million (gross margin percentage of 32%) in the prior year quarter. The decrease in gross margin and gross margin percentage is driven by lower revenues, and a negative warranty adjustment of $3.8 million for the three months ended September 30, 2019 compared to a $0.6 million positive warranty adjustment for the three months ended September 30, 2018.

Management's Discussion and Analysis

Gross Margin for the nine months ended September 30, 2019

Total consolidated gross margin for the nine months ended September 30, 2019 increased by $2.4 million or 4.6% from $52.0 million in 2018 to $54.4 million in 2019.

(expressed in millions of U.S. dollars)

	Nine months ended September 30, 2019	% of Revenue	Nine months ended September 30, 2018	% of Revenue	Change
					$	%
Transportation	$54.4	24%	$52.0	25%	$2.4	5%
CWI	75.8	29%	70.0	31%	5.8	8%

Transportation gross margin increased by $2.4 million to $54.4 million for the nine months ended September 30, 2019 compared to $52.0 million, for the nine months ended September 30, 2018, primarily driven by higher revenue. This decrease in gross margin percentage for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 was impacted by product mix.

CWI gross margin increased by $5.8 million to $75.8 million (gross margin percentage of 29%) from $70.0 million (gross margin percentage of 31%) in the prior year period. The increase in gross margin is due to higher revenues from higher unit sales from both product and parts sales. The lower gross margin percentage is primarily due to unfavorable warranty adjustments recorded in 2019.

Research and Development Expenses

The following table presents details of research and development (“R&D”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2019 compared to the three and nine months ended September 30, 2018:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation	$5.4	$7.4	$(2.0)	(27)%	$18.8	$23.0	$(4.2)	(18)%
Corporate	0.2	0.4	(0.2)	(50)%	0.5	0.8	(0.3)	(38)%
Total	$5.6	$7.8	$(2.2)	(28)%	$19.3	$23.8	$(4.5)	(19)%

Transportation R&D expenses for the three and nine months ended September 30, 2019 were $5.4 million and $18.8 million, respectively, compared with $7.4 million and $23.0 million for the three and nine months ended September 30, 2018, respectively. The decrease of $2.0 million and $4.2 million during the three and nine months ended September 30, 2019 was due to customer funded development programs, reduction in headcount as the Company launched its HPDI 2.0TM product and the lower Canadian and Euro average exchange rates as compared to the US dollar in the three and nine months ended September 30, 2019, versus the three and nine months ended September 30, 2018.

Corporate R&D expenses for the three and nine months ended September 30, 2019 were $0.2 million and $0.5 million, respectively, compared to $0.4 million and $0.8 million for the three and nine months ended September 30, 2018, respectively. The Corporate R&D expenses relate to costs associated with protecting the Company’s intellectual property, in particular, the costs associated with patenting our innovations and registering our trademarks, and maintaining our patent and trademark portfolios.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

The following table presents details of selling, general and administrative (“SG&A”) expense by segment, excluding equity investees, for the three and nine months ended September 30, 2019 compared to the three and nine months ended September 30, 2018:

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Change		Nine months ended September 30,		Change
	2019	2018	$	%	2019	2018	$	%
Transportation	$7.6	$8.7	$(1.1)	(13)%	$26.5	$27.5	$(1.0)	(4)%
Corporate	3.4	9.7	(6.3)	(65)%	17.3	23.3	(6.0)	(26)%
Total	$11.0	$18.4	$(7.4)	(40)%	$43.8	$50.8	$(7.0)	(14)%

Transportation SG&A expenses for three and nine months ended September 30, 2019 were $7.6 million and $26.5 million, respectively, compared with $8.7 million and $27.5 million for the three and nine months ended September 30, 2018, respectively. The decrease in SG&A expenses for the three and nine months ended September 30, 2019 is primarily due to a $1.0 million non-recurring indirect tax expense recorded in the three months ended September 30, 2018 in connection with a prior year tax audit. The current year period also benefited from foreign exchange of the relatively lower Euro and Canadian dollars.

Corporate SG&A expenses for the three and nine months ended September 30, 2019 were $3.4 million and $17.3 million compared with $9.7 million and $23.3 million for the three and nine months ended September 30, 2018, respectively. The decrease of $6.3 million for the three months ended September 30, 2019 compared to the three months ended September 30, 2018 was mainly due to a reduction in legal and advisory cost for the SEC investigation of $3.5 million, lower professional and consulting fees, and reduced headcount. The decrease of $6.0 million for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 is mainly due to reduction in legal and advisory cost for the SEC investigation of $0.6 million, net of insurance recovery, lower professional fees and reduction in overall corporate salaries and stock based compensation.

Restructuring costs recognized for the nine months ended September 30, 2019 and nine months ended September 30, 2018 were $0.8 million and $0.8 million, respectively, related to reductions in workforce to optimize cost structure.

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. In addition, the Company has foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and nine months ended September 30, 2019, we recognized foreign exchange losses of $0.7 million and $0.1 million, respectively, compared to foreign exchange losses of $2.2 million and $7.4 million for the three and nine months ended September 30, 2018, respectively due to movements in the Canadian dollar and Euro relative to the U.S. dollar.

Depreciation and amortization for the three and nine months ended September 30, 2019 was $4.2 million and $12.5 million, consistent with $4.2 million and $12.5 million for the three and nine months ended September 30, 2018, respectively. The amount included in cost of product revenue for the three and nine months ended September 30, 2019 was $2.5 million and $6.3 million compared with $2.1 million and $5.8 million for the three and nine months ended September 30, 2018.

Interest and other income for the three months ended September 30, 2019, we settled a $3.9 million payable related to the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development, net of repayments paid through that date in the form of royalties calculated on the Company’s gross annual revenues for a contractually defined period of time.  A final payment of $0.6 million was made in the current quarter, and all further repayment obligations were terminated; the prior year contributions no longer repayable, amounting to $3.3 million, were credited to other income during the current period.

Management's Discussion and Analysis

Income from investments primarily relates to our 50% interest in CWI, accounted for by the equity method.

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
CWI - 50% interest	$5.4	$7.7	$19.8	$17.0

The decrease in CWI income for the three months ended September 30, 2019 as compared to the three months ended September 30, 2018 is largely due to lower sales in the current quarter and unfavorable warranty adjustments in the current year period versus favorable warranty adjustments in the prior year quarter.

For the nine months comparison, the increase is largely due to the weaker first quarter of 2018 CWI results because of the pre-buy activities in the fourth quarter of 2017 as previously described above.

Interest on long-term debt and amortization of discount

(expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest expense on long-term debt	$0.9	$1.1	$2.8	$3.2
Royalty payable accretion expense and finance charge from prepayment	0.8	1.6	2.6	3.6
Total interest on long-term debt and accretion on royalty payable	$1.7	$2.7	$5.4	$6.8

Interest expense on long-term debt decreased during the quarter due to our lower average cost of debt and lower outstanding debt compared to the prior year comparative period. In March 2019, the interest rate on our loan from Export Development Canada was reduced from 9% plus monitoring fees, to 6%, resulting in approximately $0.2 million in quarterly interest savings. The combined interest on long-term debt and accretion on royalty payable for the three and nine months ended September 30, 2019 was $1.7 million and $5.4 million, respectively, compared to $2.7 million and $6.8 million for the three and nine months ended September 30, 2018.

Income tax expense of $0.8 million and $2.8 million for the three and nine months ended September 30, 2019 compared to income tax expense of $2.6 million and $3.6 million for the three and nine months ended September 30, 2018. The decrease of income tax expense of $0.8 million for the nine months ended September 30, 2019 compared to the comparative prior period is mainly due to the $1.3 million non-recurring tax accrual recorded in the nine months ended September 30, 2018 in connection with a prior year tax audit, offset by increased tax expense for the profitable operations in Italy and the Netherlands in the current period.

Discontinued operations as discussed in note 5 in the condensed consolidated interim financial statements, the CNG Compressor business was reclassified as an asset held for sale and discontinued operations in Q2 2018 and sold in Q3 2018. The balances also include amounts related to the residual Industrial business segment.

Management's Discussion and Analysis

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

This “Capital Requirements, Resources and Liquidity” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers are encouraged to read the “Forward Looking Statements” and “Basis of Presentation” sections of this MD&A, which discusses forward-looking statements and the “Business Risks and Uncertainties” section of this MD&A and of our AIF.

Our cash and cash position decreased by $8.0 million during the third quarter of 2019 to $37.4 million from $45.4 million at June 30, 2019 and decreased by $23.7 million during the nine months of 2019 from $61.1 million at December 31, 2018. The decrease from the beginning of the year is primarily due to $18.0 million in debt service costs, $5.3 million in capital expenditures and $2.0 million in foreign exchange loss on cash and cash equivalents. Cash and cash equivalents consist of guaranteed investment certificates, term deposits and bankers acceptances with maturities of 90 days or less when acquired.

We continue to work towards accelerating the growth of our Heavy-duty OEM business, sustaining the growth in our IAM and Light-duty OEM businesses, and continuing to improve our cash flow from operations to strengthen our balance sheet and meet obligations. We made significant progress in increasing profitability and operating cash flows in 2018, and have continued this trajectory in 2019. See the "Liquidity and Going Concern" section in the MD&A for further discussion.

Cash Flow from Operating Activities
For the three months ended September 30, 2019, our net cash flows used in operating activities of continuing operations were $3.2 million, an decrease of $9.1 million from the net cash flows of $12.3 million used in operating activities in the three months ended September 30, 2018. The decrease in cash used in operating activities is primarily due to reduced G&A expenses and lower SEC investigation related payments, net of insurance recoveries.
Cash Flow from Investing Activities

Our net cash from investing activities consisted primarily of cash acquired through dividends received from the CWI joint venture and the sale of assets and investments, offset by purchases of property, plant and equipment (“PP&E”).
For the three months ended September 30, 2019, our net cash flows from investing activities from continuing operations were $2.6 million compared to cash received of $5.8 million for the three months ended September 30, 2018. We received dividends of $4.4 million from CWI in the three months ended September 30, 2019 compared to $7.7 million in the third quarter of 2018. Capital expenditures decreased to $1.8 million in the three months ended September 30, 2019 from $1.9 million in the three months ended September 30, 2018.
Cash Flow from Financing Activities
For the three months ended September 30, 2019, our net cash flows used in financing activities was $6.6 million compared to $3.4 million for the three months ended September 30, 2018. In the third quarter of 2019, we made a $4.7 million principal prepayment to the senior financing facility, resulting in a lower outstanding debt balance.

Management's Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$87.0	$87.0	$87.0	$—	$—	$—
Long-term debt, principal, (1)	44.9	44.9	9.6	32.8	2.5	—
Long-term debt, interest (1)	—	6.8	4.0	2.4	0.4	—
Long-term royalty payable (2)	17.4	26.2	5.9	12.4	2.8	5.1
Operating lease obligations (3)	17.9	20.9	4.2	7.5	5.0	4.2
	$167.2	$185.8	$110.7	$55.1	$10.7	$9.3

(1) For details of our long-term debt, principal and interest, see note 13 in the condensed consolidated interim financial statements.

(2) For additional information on the long term royalty, see note 14 of the condensed consolidated interim financial statements.

(3) We adopted Topic 842 under U.S. GAAP as at January 1, 2019 and have adjusted the operating lease obligations accordingly. Refer to note 4 and note 12 of the condensed consolidated interim financial statements for more details.

SHARES OUTSTANDING

For the three months ended September 30, 2019 and September 30, 2018, the weighted average number of shares used in calculating the loss per share was 133,743,506 and 132,178,685, respectively. The Common Shares and Share Units outstanding and exercisable as at the following dates are shown below:

	September 30, 2019	November 6, 2019
	Number	Number

Common Shares outstanding	133,806,229	136,144,825
Share Units
Outstanding	2,225,029	901,629
Exercisable	1,790,410	286,765

Management's Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our condensed consolidated interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. Actual amounts may vary significantly from estimates used. Our accounting policies are described in note 3 of our year ended December 31, 2018 annual consolidated financial statements. There have been no significant changes in accounting policies applied to the September 30, 2019 interim condensed consolidated financial statements except for the adoption of new leasing accounting standards in the first quarter of 2019 as discussed in note 4 to our first quarter condensed consolidated interim financial statements. On adoption of the leasing standard, we recognized total right of use assets of $19.7 million, with corresponding liabilities of $19.7 million in the condensed consolidated interim financial statements. The adoption did not impact our opening retained earnings, or our prior year statements of income and statements of cash flows.

We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include our accounting of CWI as variable interest entity, warranty liability, revenue recognition, inventories, property, plant and equipment, long-term royalty payable, stock-based compensation, goodwill and intangible assets. The application of these and other accounting policies are described in note 3 of our fiscal year ended December 31, 2018 annual consolidated financial statements and our 2018 annual MD&A, issued on March 19, 2019.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in note 4 of the notes to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the nine months ended September 30, 2019, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REGULATORY COMPLIANCE

As disclosed in the our previous management discussion and analysis filings, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018.

On September 27, 2019, we announced that we had reached a settlement with the SEC resolving the above-mentioned investigation. Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, we agreed to pay to the SEC a total amount of $4.0 million (comprising a civil penalty of $1.5 million, a disgorgement amount of $2.3 million and prejudgment interest of $0.2 million), which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the quarter ended June 30, 2019, and also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities. Of the total settlement amount agreed with the SEC, 50% ($2.0 million) was paid in October 2019, with the remaining balance due in four equal quarterly installments through September 2020.

In the period from June 2017 to September 30, 2019, total costs and expenses, net of insurance recoveries, incurred by us in connection with the above-mentioned SEC investigation amounted to a cumulative $18.1 million, of which $nil and $6.3 million were recorded in the three and nine months ended September 30, 2019 ($3.5 million and $7.0 million in the corresponding periods of the prior year).

Management's Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The Company has modified information from all prior quarters to exclude the financial results of the CNG Compressor business which has been recorded as discontinued operations with effect from the third quarter of 2018. The following table provides summary unaudited consolidated financial data for our last eight quarters:

Selected Consolidated Quarterly Operations Data

Three months ended	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19
(expressed in millions of United States dollars except for per share amounts)	(1)			(2)
Total revenue	$57.5	$63.8	$80.5	$65.5	$60.5	$73.2	$82.4	$75.4
Cost of revenue	$43.5	$49.2	$58.8	$49.9	$48.2	$56.0	$63.1	$57.5
Gross margin	$14.0	$14.6	$21.7	$15.6	$12.3	$17.2	$19.3	$17.9
Gross margin percentage	24.3%	22.9%	27.0%	23.8%	20.3%	23.5%	23.4%	23.7%
Net income (loss) from continuing operations	$(20.8)	$(12.6)	$(5.7)	$(12.1)	$(10.4)	$(3.0)	$(2.3)	$4.9
Net income (loss)	$(14.2)	$(14.2)	$(4.9)	$(3.2)	$(9.2)	$(3.0)	$(2.6)	$5.0
EBITDA (3)	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7
Adjusted EBITDA (4)	$(4.9)	$(3.4)	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4
Euro to U.S. dollar average exchange rate	1.18	1.23	1.20	1.16	1.14	1.14	1.12	1.11
Earnings (loss) per share
Basic and diluted from continuing operations	$(0.14)	$(0.10)	$(0.04)	$(0.09)	$(0.08)	$(0.02)	$(0.02)	$0.04
Basic and diluted	$(0.14)	$(0.11)	$(0.04)	$(0.02)	$(0.07)	$(0.02)	$(0.02)	$0.04
CWI net income attributable to the Company (1)	$(0.4)	$1.5	$7.8	$7.7	$5.7	$8.6	$5.9	$5.4

(1) During the fourth quarter of 2017, CWI recorded a tax charge of $13.4 million due to the US tax reform. This reduced the Company's income from investments by $6.7 million. Excluding this tax charge, the net loss from continuing operations would have been $14.1 million and the net loss for the period would have been $7.5 million.

(2) During the third quarter of 2018, the Company completed the sale of the CNG Compressor business and recognized a gain on sale of assets in discontinued operations of $9.9 million.

(3) The term EBITDA does not have a standardized meaning according to U.S. GAAP. See non-GAAP measures for more information.

(4) The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Westport Fuel Systems defines Adjusted EBITDA as EBITDA adjusted for amortization of stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. See non-GAAP measures for more information.

Management's Discussion and Analysis

Non-GAAP Measures:

We use certain non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed in U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
EBITDA
The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP financial measure. We define EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net) and depreciation and amortization.
Management believes that EBITDA is an important indicator commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance. The intent is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under U.S. GAAP. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. Other issuers may define EBITDA differently.

Three months ended	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19
Income (loss) before income taxes from continuing operations	$(20.7)	$(11.7)	$(5.6)	$(9.5)	$(11.9)	$(1.9)	$(1.4)	$5.7
Interest expense, net (1)	2.5	2.1	1.7	2.3	2.6	1.8	1.4	1.8
Depreciation and amortization	3.9	4.2	4.1	4.2	4.0	4.3	4.0	4.2
EBITDA	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7

(1) Interest expense, net is calculated as interest excluding other income related to the $3.3 million credit from a settlement with a government agency as discussed above, and interest on long-term debt and other payables and amortization of discount.

EBITDA increased by $7.7 million to $11.7 million for the three months ended September 30, 2019 compared to $4.0 million for the three months ended June 30, 2019. During the three months ended September 30, 2019, we resolved the SEC investigation and incurred $4.5 million less in SEC related costs than in the prior quarter, and also recorded a $3.3 million gain on settlement of a payable to a government agency. These favorable items were offset by a foreign exchange loss in the third quarter compared to a foreign exchange gain in the second quarter.

Management's Discussion and Analysis

Non-GAAP Measures (continued):

Adjusted EBITDA

The term Adjusted EBITDA is not defined under U.S. GAAP and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP.

Adjusted EBITDA is used by management to review operational progress of its business units and investment programs over successive periods and as a long-term indicator of operational performance since it ties closely to the unit’s ability to generate sustained cash flows.

The Company defines Adjusted EBITDA as EBITDA from continuing operations adjusted for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Adjusted EBITDA has limitations as an analytical tool, and when assessing the Company’s operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the Company’s actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. Westport Fuel Systems compensates for these limitations by relying primarily on its U.S. GAAP results.

Three months ended	31-Dec-17	31-Mar-18	30-Jun-18	30-Sep-18	31-Dec-18	31-Mar-19	30-Jun-19	30-Sep-19
EBITDA	$(14.3)	$(5.4)	$0.2	$(3.0)	$(5.3)	$4.2	$4.0	$11.7
Stock based compensation	0.7	0.3	1.3	0.6	0.7	0.4	0.3	0.3
Unrealized foreign exchange (gain) loss	(1.3)	—	5.2	2.2	1.6	0.1	(0.7)	0.7
Asset impairment	0.6	—	—	—	0.6	—	—	—
Restructuring, termination and other exit costs	1.8	0.6	0.2	—	—	0.8	—	—
CWI US tax adjustment	6.7	—	—	—	—	—	—	—
Costs associated with SEC investigation	0.9	0.9	2.5	3.5	3.1	1.8	4.5	—
Other	—	0.2	(0.9)	1.0	(0.5)	—	—	(3.3)
Adjusted EBITDA	$(4.9)	$(3.4)	$8.5	$4.3	$0.2	$7.3	$8.1	$9.4

Adjusted EBITDA increased by $1.3 million from $8.1 million for the three months ended June 30, 2019 to $9.4 million for the three months ended September 30, 2019 primarily due to lower expenses. We adjusted the one-time credit of $3.3 million related to termination of repayment obligations on government contributions for prior years' technology development costs for the three months ended September 30, 2019.